SIGNATURE HOLDINGS CORPORATION

1090 10TH St. N. – Unit 10

St. Petersburg, Florida

January 14, 2025

Security and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Dear William Demarest:

Thank you for your letter requesting additional information. We have provided the responses to each of the comments below.

Form 10-12G

Item 1. Business

Penny Stock Reform Act, page 3

1. Please revise your disclosure to clearly state that your stock is currently a penny stock.

Response:

The revision is on page 3

The Company’s common stock is considered to be a “Penny Stock” and it is subject to the Penny Stock Reform Act.

Item 6. Executive Compensation, page 10

2. We note your disclosure that your officers expect to profit upon the sale of shares when "the stock qualifies for 144 stock sales." Please revise to specifically disclose the limitations imposed upon your existing shareholders and their ability to sell pursuant to Rule 144 due to the company's status as a shell company.

Response:

Revisions on page 10

The Officers and Directors do not plan to receive any consulting fees, salaries, finder’s fees in connection with a merger, or other payments for their duties as Officers or Directors. The only way the Officers and Directors expect to profit is either by the sale of their insider’s stock position in whole or in part to a prospective private company upon time of a merger or by holding their stock after a merger until such time that the stock qualifies for 144 stock sales. Officers and Directors of the Company are subject to the rules governing affiliated persons for sales pursuant to Rule 144.

Pursuant to Rule 144(i) of the Securities Act of 1933, the safe harbor provisions provided under Rule 144 are not available to shareholders of the Company and will continue to be unavailable until at least one year after the Company ceases to be a company with no or nominal operations and has filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months.

General

3. Please note that the registration statement will become effective by operation of law 60 days after your filing date of January 18, 2024. If you are unable to address our comments within this 60-day period, you should consider withdrawing your Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. Once the registration statement becomes effective, you are responsible for filing quarterly and other reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date.

Response

Thank you. The Company is aware of this.

4. Please provide a discussion of any other blank check or shell companies in which any member of your management may have been involved. The discussion should include the name of each company, the date of the initial public offering or registration, offering price, aggregate dollar amount raised, purpose of the offering, any business combinations that have occurred, dates of such transactions, consideration given and received and management’s subsequent involvement in the company.

Response:

Revisions on page 10

Mr. Aurre was an officer and director on a small number of blank check companies that his father was involved with from 1995 until 2002. He didn’t have much direct day to day experience on those companies. He received this company from his father, who retired before doing finding a suitable deal for this company.

Mr. Aurre was an officer and director of Atlantica from March of 1998 until his resignation on October of 2002 with a change in control of the company. There wasn’t a registration statement filed during this time period and he had no further involvement with the company.

Mr. Aurre was an officer and director of World Wide Yacht Deliveries, Inc. from October 1998 until his resignation on October 2001 with a change in control of the company. The company filed a Reg D on April 1, 1999. There wasn’t a registration statement filed during this time period and he had no further involvement with the Company.

We understand that the company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Gregory Aurre, III

President